April 10, 2008

VIA EDGAR AND HAND DELIVERY

Mr. Jeffrey Riedler

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:	Celera Corporation
Registration Statement on Form S-1, filed February 29, 2008
SEC File No. 333-149457

Dear Mr. Riedler:

On behalf of Celera Corporation, a Delaware corporation (the “Company”), we submit this letter to respond to the comments (the “Comments”) of the Staff of the Commission (the “Staff”) to the above-referenced Registration Statement (the “Registration Statement”) set forth in the Staff’s letter to Ms. Kathy Ordoñez of March 28, 2008 (the “Comment Letter”).  Enclosed please find five (5) copies of Amendment No. 1 (“Amendment No. 1”) to the Registration Statement, as filed electronically with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from the Registration Statement filed with the Commission on February 29, 2008.  Also enclosed for the convenience of the Staff are five (5) paper copies of all exhibits to the Registration Statement filed with the Commission today with Amendment No. 1, as well as five (5) paper copies of the supplemental materials provided to the Staff in response to Comment number 70 of the Comment Letter.

The changes reflected in Amendment No. 1 include those made in response to the Comments and other changes that are intended to update, clarify and render more complete the information contained therein.

For the convenience of the Staff, the Company has restated in italics each of the Comments and each of the Company’s responses are set forth immediately below the Comment to which they relate.  Capitalized terms used but not defined herein have the meanings given to them in Amendment No. 1.  All references to page numbers in the Company’s responses correspond to the page numbers in Amendment No. 1.

General

1.	Q.

Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

A.

We acknowledge the Staff’s comment, and confirm that where the Staff’s comments are applicable to portions of the Registration Statement that the Staff did not cite as an example in its Comment Letter, the Company has made the appropriate changes in accordance with the Staff’s comments.

2.	Q.

In the portions of your prospectus where you disclose the acquisition costs of Atria Genetics Inc., Berkeley HeartLabs, and Applied Biosystems Group’s 50 percent interest in the Celera Diagnostics joint venture, please expand your disclosure to discuss the types and amounts of consideration paid that are included in that acquisition price. To the extent that you paid cash, please further identify the source(s) of the cash.

	A.	In response to the Staff’s comment, we have revised the relevant disclosure accordingly.

Summary

General

3.	Q.

Please expand your prospectus summary to state that your business currently operates through two principal reporting units, and briefly describe these units. We note your description of your reporting units on page 44 of your filing.

A.

In response to the Staff’s comment, we have revised the disclosure on page 1 to state that the Company’s business currently operates through two principal reporting units and have briefly described these units.

4.	Q.	Please expand your prospectus summary to briefly describe the products and services you are developing and offer.

	A.	In response to the Staff’s comment, we have revised the disclosure on page 1 to briefly describe the products and services the Company is developing and offers.

5.	Q.	Please expand your prospectus summary to briefly describe your recent acquisition of Atria Genetics Inc.

	A.	In response to the Staff’s comment, we have revised the disclosure on page 2 to include a brief description of the Company’s recent acquisition of Atria Genetics Inc.

6.	Q.

Please revise your “Risk Factor” subsection on page 4 so that instead of providing just a cross-reference to your “Risk Factor” section, you enumerate with a bullet list the most significant risks you discuss in the “Risk Factor” section. Please include as a bullet point the class action lawsuit to which Applera is subject relating to its 2000 offering of shares of Celera Group tracking stock.

A.

In response to the Staff’s comment, we have added the requested disclosure on page 5. However, we respectfully submit that the Company has considered all facts and circumstances related to the referenced lawsuit and believes that, in light of these facts and circumstances, a reference in the bullet list to the risk factor relating to this lawsuit is not warranted.

Risk Factors

General

7.	Q.

Please add a risk factor stating that you do not intend to pay dividends for the foreseeable future. Please clearly state in this risk factor that readers should not rely on an investment in your company if they require dividend income, and income to them would only come from any rise in the market price of your stock, which is uncertain and unpredictable.

	A.	In response to the Staff’s comment, we have added a risk factor on page 13.

“The allocation of intellectual property rights between Applera and us . . .,” page 7

8.	Q.	Please disclose when Applera will transfer the intellectual property used primarily in Celera Group’s business to your company under the separation agreement.

A.

In response to the Staff’s comment, we have revised the disclosure on page 8 to clarify that, pursuant to the separation agreement, the intellectual property used primarily in the Celera Group’s business will be transferred to the Company on or prior to the split-off date.

9.	Q.	We note your disclosure that some intellectual property currently used in your business is also used by the Applied Biosystems Group, and will be retained by Applera following the split-off.

a.

Please identify your products and services that rely upon intellectual property also used by the Applied Biosystems Group. Please further identify which of these products and services you expect to retain through license agreements, and which you expect to retain through a supply agreement with the Applied Biosystems Group.

A.

In response to the Staff’s comment, we have revised the disclosure on page 8 to clarify that substantially all of the Company’s diagnostic products rely upon intellectual property also used by the Applied Biosystems Group, and that all intellectual property used in these products will be made available by Applera to the Company through the supply agreement that the Company will enter into with Applera on the split-off date, except for intellectual property used in the Company’s hepatitis C virus analyte specific reagents, which the Company will have rights to use pursuant to the license agreement that the Company will enter into with Applera on the split-off date. We supplementally inform the Staff that the Company’s service business does not rely upon intellectual property used by the Applied Biosystems Group.

b.

Please identify any products or services you currently provide for which you anticipate you will not be able to obtain the necessary intellectual property or purchase goods or services immediately after the split-off. If you do have such products or services, please further disclose the amount of historical revenue attributable to these products or services.

A.

In response to the Staff’s comment, we supplementally inform the Staff that currently there are no products or services of the Company for which the Company anticipates it will be unable to obtain the necessary intellectual property or purchase goods or services immediately after the split-off.

10.	Q.

Please identify the agreement(s) within which the licensing or supply arrangements with Applied Biosystems Group or other third parties are contained. If such terms are not already provided for in your agreements related to the split-off, please alternately state either the current status of the negotiations, or when you expect to begin negotiations.

A.

In response to the Staff’s comment, we have revised the disclosure on page 8 accordingly. We supplementally inform the Staff that the terms of the license agreement and supply agreement to be entered into between the Company and Applera are currently under negotiation between the parties and will be filed as an exhibit to the Registration Statement once agreed upon.

11.	Q.

We note the last paragraph of this risk factor, “Our use following the split-off of any intellectual property rights retained by Applera will be subject to the terms and conditions of the agreements we will have entered into with Applera governing our use of these rights. The terms of these agreements may be less favorable to us than if we remained part of

Applera.” Please move this paragraph to a separate and appropriately-captioned risk factor as required by Item 503 (c) of Regulation S-K.

A.	In response to the Staff’s comment, we have moved the paragraph referenced above to page 12, as a separate risk factor.

a.

Please further expand your disclosure in this new risk factor to explain the specific less-favorable terms of the license agreements you expect to enter into with Applera that you anticipate will render you disadvantaged as compared to before the split-off, and how and to what extent you anticipate you will be negatively affected.

A.

In response to the Staff’s comment, we have explained in the disclosure on page 12 the specific less-favorable terms of the supply and license agreements the Company expects to enter into with Applera that the Company anticipates will render it disadvantaged as compared to before the split-off, and how and to what extent the Company anticipates it will be negatively affected.

	b.	If the license agreements will not be exclusive, please explicitly state that this is the case in your new risk factor.

A.

In response to the Staff’s comment, we supplementally inform the Staff that the license agreement, pursuant to which certain intellectual property rights retained by Applera will be licensed to the Company, will be exclusive in the human in vitro diagnostics field. We have disclosed in the new risk factor included on page 12, however, that the supply agreement, pursuant to which certain intellectual property rights retained by Applera will be made available to the Company, will be non-exclusive.

“Following the split-off, Applera may compete with us in our diagnostics business . . .,” page 7

12.	Q.

Please identify the time period specified in the separation agreement with Applera during which Applera may not compete with you in your diagnostics business directly, or enable others to compete with you.

A.

In response to the Staff’s comment, we have revised the disclosure on page 8 to indicate that for a period of three years following the split-off date, Applera, subject to specified exceptions, will be restricted in its ability to compete with the Company with respect to specified products of the Company’s diagnostic products business.

13.	Q.	Please further delineate the areas of your diagnostics business in which Applera will not compete with you for this limited time period, and disclose the areas in which Applera will be able to compete with you immediately.

A.

In response to the Staff’s comment, we have revised the disclosure on pages 8 and 9 to delineate those products of the Company’s diagnostic products business with respect to which Applera will be restricted from competing with the Company for a period of three years following the split-off date, and to disclose that Applera will be free to compete with the Company immediately after the split-off in all other areas.

“We may be unable to make the changes necessary to operate as an independent entity . . .,” page 8

14.	Q.	Please revise your disclosure to identify the types of new or incremental costs or expenses you will incur as a result of operating independently.

		a.	Please quantify any known new costs, such as the cost of obtaining an independent audit, the costs of upgrading management, and the costs of information and internal control systems.

A.

In response to the Staff’s comment, the Company does not presently expect to incur any additional material costs as a result of operating independently. Accordingly, the Company does not believe the requested disclosure is required.

		b.	Please quantify the known incremental costs of conducting your business independently either in the aggregate or on a per-product basis after the split-off.

A.

In response to the Staff’s comment, the Company does not presently expect to incur any material incremental costs of conducting its business independently either in the aggregate or on a per-product basis after the split-off. Accordingly, the Company has not revised its disclosure to include any such amounts.

15.	Q.

We note your disclosure that agreements that you have entered into in connection with the split-off “will cause [your] relationship with Applera to be different from what it has historically been.” Please clarify this statement.

	A.	In response to the Staff’s comment, we have revised the disclosure on page 9 to clarify this statement.

“We may need to obtain financing on a stand-alone basis,” page 10

16.	Q.

Please revise your disclosure to quantify the funds you will require after the split-off. Please further address in this risk factor the restrictions related to the tax effects of the split-off, and whether these tax effects will reduce your ability to obtain the funds you will need after the split-off, or how the tax effects will constrain the mix between debt and equity financing you will be able to obtain.

A.

In response to the Staff’s comment, the Company does not believe that it will be required to obtain stand-alone financing following the split-off other than in the event it is required to do so in connection with an acquisition. Accordingly, the Company believes that the risks associated with obtaining stand-alone financing are more appropriately discussed together with those risks associated with the Company’s pursuit of acquisitions, rather than as an independent risk factor, and we have revised the risk factor on pages 28 and 29 relating to those risks associated with acquisitions, investments and other strategic relationships or alliances to include the risks associated with obtaining stand-alone financing. In addition, we have revised such risk factor to include disclosure relating to the restrictions the Company may be subject to in order to preserve the tax-free treatment of the split-off and how these tax effects may constrain the Company’s ability to issue equity securities to satisfy financing needs.

“Our split-off agreements with Applera require us to assume liabilities . . .,” page 10

17.	Q.

Please expand your disclosure in this risk factor to discuss the methodology you used to determine the allocation of liabilities, why you used that particular method, and other methods you could have used that would have resulted in a different allocation.

A.

In response to the Staff’s comment, we supplementally inform the Staff that the Company believes that the allocation of liabilities between the Company and the Applied Biosystems Group is appropriate since it accurately reflects that the Company is only allocated those liabilities arising out of its business. Accordingly, we have removed the referenced language from the risk factor.

“Failure to meet previously announced financial expectations could have . . .,” page 11

18.	Q.

This risk factor appears to discuss a risk similar to the risk factor on page 11 entitled, “The market price and trading volume of our common stock may be volatile . . .,” Please combine the two risk factors under the same subheading.

	A.	In response to the Staff’s comment, we have combined the two risk factors into a single risk factor included on page 12.

“We must comply with complex billing procedures to receive payment . . .,” page 13

19.	Q.	If you have failed to comply with billing procedures in the past, please state the frequency with which you failed to comply. Please advise, or revise this disclosure as may be appropriate.

A.

In response to the Staff’s comment, we respectfully submit that the Company believes that healthcare billing errors occur in the ordinary course of business for the healthcare and biotechnology industries and the frequency of such errors experienced by the Company are not unique to the Company. The Company believes that these errors experienced by the Company are immaterial in scope and nature and that the nature and infrequency of these errors do not warrant disclosure of the same, and accordingly, additional disclosure is not required.

“The competition in the healthcare and biotechnology industries is intensely competitive . . .,” page 14

20.	Q.	Please expand your disclosure to identify your key competitors and the key products with which you compete.

	A.	In response to the Staff’s comment, we have revised the disclosure on pages 16 and 17 accordingly.

“Our competitive position depends on maintaining our intellectual property protection . . .,” page 15

21.	Q.	Please clarify in your disclosure that you do not currently hold any patents.

A.

In response to the Staff’s comment, we supplementally inform the Staff that both Berkeley HeartLab, Inc., or BHL, and Applera hold patents that are used in the business conducted by the Celera Group. Accordingly, we have revised the disclosure on page 17 to clarify that the Company will indirectly own patents held by BHL as of the split-off date and that certain patents held by Applera will be transferred to the Company on or prior to the split-off date.

22.	Q.

Please briefly describe the patents that will be transferred to you following the separation agreement with Applera, and disclose the duration of these patents. Please further discuss the products to which these to-be-transferred patents relate.

A.

In response to the Staff’s comment, we have revised the disclosure on pages 17 and 18 accordingly. We supplementally inform the Staff that the patents to be transferred to the Company in connection with the split-off also include a large number of patents relating to proteomic discoveries of the Company and novel genes, in each case, that are not used in the Company’s commercial products. Because this intellectual property is not used in the Company’s commercial products and is not otherwise material to the Company’s business, the Company does not believe that its competitive position materially depends on maintenance of these patents. Accordingly, we have not disclosed these patents in the Registration Statement.

“We may become involved in expensive intellectual property legal proceedings,” page 16

23.	Q.	Please disclose the total cost of the litigation between Abbott Laboratories and Innogenetics N.V., and further disclose the share of this cost that you will pay.

A.

In response to the Staff’s comment, we have revised the disclosure on page 18 accordingly to disclose that the Company has agreed to share the cost of the referenced litigation equally with Abbott and to disclose the Company’s half of the costs and expenses recorded through December 31, 2007.

“The FDA has issued draft guidance in IVDMIAs, which may prevent others . . .,” page 17

24.	Q.	Please briefly describe the process for obtaining FDA clearance or approval of laboratories.

A.

In response to the Staff’s comment, we have revised the disclosure on page 19 to briefly describe the process for obtaining FDA clearance or approval of laboratories. As noted in such disclosure, the requirements of this process are still evolving and are based on the FDA’s draft guidance on IVDMIAs issued in 2006 and 2007, and therefore, the Company cannot be certain that the clearance process as described in the draft guidance and summarized in the Registration Statement will not be modified.

“We rely on independent healthcare providers, laboratories, and others . . .,” page 19

25.	Q.

We note your disclosure that you “have a limited internal network of specimen collection stations.” In the “Our Business” section of your filing where you first describe your products, please explain in detail the process by which you collect specimens at collection stations.

	A.	In response to the Staff’s comment, we have revised the disclosure on page 73 to explain the process by which the Company collects specimens at its collection stations.

“We are changing our marketing strategy for our clinical laboratory testing services . . .,” page 20

26.	Q.	Please disclose when you plan to implement your new marketing strategy, and further clarify, if true, that your new marketing strategy will be a permanent, ongoing effort.

A.

In response to the Staff’s comment, we have revised the disclosure on page 22 accordingly. We supplementally inform the Staff that while the Company presently expects to implement the new marketing strategy over the next several years so as to make it a permanent initiative of the Company, there can be no assurance that market forces and/or other factors outside of the Company’s control will not alter these intentions.

27.	Q.	Please quantify the funds required to implement your new marketing strategy on an annual basis.

A.

In response to the Staff’s comment, we respectfully submit that the funds required to implement the Company’s new marketing strategy on an annual basis cannot be quantified at this time.  We have revised the disclosure on page 22 to indicate that individual 4myheart Centers will be developed based on market demand. In addition, we have clarified on page 22 that the Company cannot project the number of 4myheart Centers that will be developed in any given year, and because each 4myheartCenter is expected to have a unique service offering tailored to its particular market and the costs of operating these centers will vary from market to market, the Company is unable to forecast the investment required to develop or operate these new centers.

“Our successful development of diagnostic products may depend on entering . . .,” page 20

28.	Q.	Please disclose whether you have identified any potential collaborators with whom you hope to enter into collaboration agreements.

A.

In response to the Staff’s comment, we supplementally inform the Staff that the Company is continually seeking to identify potential collaborators with whom it hopes to enter into collaboration arrangements. However, we respectfully submit that the Company believes that the premature disclosure of potential collaborators with whom no agreement is in place could jeopardize the establishment of the potential collaboration and could be misleading to investors. Accordingly, rather than specifically identifying parties with whom the Company hopes to enter into a collaboration agreement, we have revised the disclosure on page 23 to identify generally the types of companies with whom the Company may collaborate.

“Our development and commercialization of diagnostic products could be harmed . . .,” page 20

29.	Q.	Please identify the parties with whom you have existing collaboration, license, or similar agreements, including Abbott Laboratories.

A.

In response to the Staff’s comment, we supplementally inform the Staff that the Company believes that its strategic alliance agreement with Abbott Laboratories is the only collaborative arrangement that is material to the Company’s business. Accordingly, we have revised the disclosure on page 23 to include a reference to the Company’s alliance agreement with Abbott Laboratories. The Company believes that none of its other collaboration, license, or similar agreements with other parties is material to the Company’s business and respectfully submits that disclosure of such other parties would not contribute to an investor’s understanding of the risk relating to the Company’s development and commercialization of diagnostic products in the event collaborators or licensees fail to perform under or terminate their agreements with the Company.

30.	Q.	We note your disclosure that each of your existing agreements “may be cancelled under some circumstances.”

		a.	Please expand your disclosure to provide the material terms regarding termination for each material agreement into which you have entered, including the agreement with Abbott Laboratories.

	A.		In response to the Staff’s comment, we have revised the disclosure on page 23 accordingly.

b.

Please further disclose any outstanding breaches, or other circumstances, on the part of either your company or the other party to any of these agreements, that could result in termination of any of the agreements.

A.

In response to the Staff’s comment, we supplementally inform the Staff that the Company is currently not aware of any outstanding breaches, or other circumstances, on the part of the Company or the other party to any of the Company’s existing collaboration, license, or similar agreements, that could result in termination of such agreements.

“Development and commercialization of diagnostic product candidates depends on . . .,” page 21

31.	Q.	Please disclose how many of your products are ASRs, and how many of your ASR products are not expected to meet the regulatory definition of an ASR.

A.

In response to the Staff’s comment, we have revised the disclosure on pages 24 and 90 accordingly. We supplementally inform the Staff that beginning on page 79, the Company describes that a number of its products are sold as analyte specific reagents, or ASRs.  These products include CF products, hepatitis C virus products, human leukocyte antigen products, Fragile X products, and deep vein thrombosis products, which include ASRs for detecting mutations in Factor V, Prothrombin and methylenetetrahydrofolate reductase (MTHFR). However, the Company believes the actual number of its products that are sold as ASRs is not meaningful because each of these ASR products incorporates many individual elements used by appropriately-licensed clinical laboratories for clinical laboratory testing.

“Sales of our or our collaborators’ or licensees’ diagnostic products depend on . . .,” page 23

32.	Q.

It appears that this risk factor discusses a risk similar to the one found under the subheading, “Our net revenues will decrease if third-party payors decide that our products and services are not approved for reimbursement” on page 12. Please combine these two risk factors under the same subheading.

	A.	In response to the Staff’s comment, we have combined the two risk factors into a single risk factor on page 14.

“We could be harmed by disruptions to our critical manufacturing, clinical laboratory . . .,” page 24

33.	Q.	Please disclose whether you carry insurance to guard against earthquakes or other natural disasters.

A.

In response to the Staff’s comment, we have revised the disclosure on page 26 to clarify that following the split-off, the Company expects to maintain insurance to cover damages resulting from some natural disasters, including flooding, windstorm, and lightning, and insurance that covers damages resulting from earthquakes. We supplementally inform the Staff that the Company is currently evaluating policies to insure against these damages and expects to make a determination with respect to such policies prior to the split-off date.

“We rely on single suppliers or a limited number of suppliers of instruments . . .,” page 24

34.	Q.	Please identify the single supplier from whom you obtain PLAC test kits.

A.	In response to the Staff’s comment, we have revised the disclosure on page 27 to indicate that diaDexus, Inc. is the Company’s supplier of PLAC test kits.

“Our collaborations with outside experts may be subject to restriction and change . . .,” page 25

35.	Q.

We note your disclosure that you have entered into agreements with experts pursuant to which they agree not to disclose confidential information they have learned in the course of your collaborations. Please briefly describe the material terms of these agreements in this risk factor. Please further describe the material terms of these agreements in your filing under the section “Our Company.”

	A.	In response to the Staff’s comment, we have revised the disclosure on pages 27 and 91 and 92 accordingly.

“We may be exposed to product liability or other legal claims relating to our products . . .,” page 25

36.	Q.	Please expand this risk factor to discuss any litigation in which you are currently involved relating to your products or services.

	A.	In response to the Staff’s comment, we supplementally inform the Staff that the Company is not currently involved in any litigation relating to its products or services.

“Our operations are subject to potential exposure to environmental liabilities,” page 25

37.	Q.

Please disclose whether you carry insurance for your use of hazardous materials. If you do carry such insurance, please disclose the cost of the coverage, if the cost of the coverage is material to your business.

	A.	In response to the Staff’s comment, we have revised the disclosure on page 28 to disclose that the Company does not maintain environmental liability insurance.

“Our recent acquisition of Berkeley HeartLab, Inc. may not be successful,” page 27

38.	Q.	Please disclose when you acquired Berkeley HeartLab and when you anticipate finishing the integration of the Berkeley HeartLab business and workforce into your company.

A.

In response to the Staff’s comment, we have revised the disclosure on page 29 to provide that the Company acquired BHL in October 2007 and the Company expects that the integration of the BHL business and workforce into the Company will be largely completed by the end of the 2008 calendar year.

“Applera is subject to a class action lawsuit relating to its 2000 offering of shares . . .,” page 27

39.	Q.	Please revise your filing so that this is the first risk factor of your “Risk Factors” section.

A.

In response to the Staff’s comment, we respectfully submit that the Company has considered all facts and circumstances related to the referenced lawsuit and believes that, in light of these facts and circumstances, the risk factor is placed in the appropriate location within the “Risk Factors” section of the Registration Statement and no change to such location is warranted.

40.	Q.

We note your disclosure, “Although neither the Celera Group nor Applera have ever sought, or intended to seek, a patent on the basic human genome sequence data, the complaint also alleges that Applera did not adequately disclose the risk that it would not be able to patent this data.” Please remove the first half of this sentence which states that “neither the Celera Group nor Applera have ever sought, or intended to seek, a patent on the basic human genome sequence data.” This statement appears to mitigate the risk that this risk factor addresses, and is therefore inappropriate.

	A.	In response to the Staff’s comment, we have deleted the referenced disclosure from the risk factor.

41.	Q.	Please disclose whether your indemnification obligations to Applera are limited by any maximum amount.

A.

In response to the Staff’s comment, we have revised the disclosure on page 30 to provide that the Company’s indemnification obligations to Applera pursuant to the terms of the separation agreement are not limited by any maximum amount.

Reasons for the Split-Off, page 31

42.	Q.

We note your disclosure on page 33 that “[t]he Applera board of directors also considered other potential risks and consequences to us and to Applera associated with the split-off, including those relating to us that are described in “Risk Factors—Risk Factors Relating to the Split-Off,” but believed that the considerations described above outweighed those risks.” Please identify and briefly discuss in this section the specific potential risks and consequences that the Applera board of directors considered before approving the split-off. Please further disclose why the Applera board of directors decided to go forward with the split-off after considering the potential risks and consequences.

A.

In response to the Staff’s comment, we have revised the disclosure on page 36 to identify and briefly discuss the specific potential risks and consequences considered by the board of directors of Applera before approving the split-off and why the Applera board of directors decided to go forward with the split-off in light of such potential risks and consequences.

Certain U.S. Federal Income Tax Consequences of the Split-Off, page 35

43.	Q.

Please revise your disclosure to indicate that Skadden, Arps, Slate, Meagher & Flom LLP has rendered a tax opinion, and that such tax opinion must be provided to your company and filed as an exhibit to your registration statement prior to the staff declaring the registration statement effective.

A.

In response to the Staff’s comment, we confirm that Skadden, Arps, Slate, Meagher & Flom LLP will render a tax opinion to the Company that will be filed with the Commission prior to requesting effectiveness of the Registration Statement addressing the material tax consequences of the split-off to the Company and holders of Celera Group tracking stock. In response to the Staff’s comment, we have revised the related disclosure on page 39 accordingly to reflect that such tax opinion will be rendered.

44.	Q.	Please further revise your disclosure to clarify the nature of the opinion that Skadden, Arps, has rendered regarding the material tax consequences of the split-off to the shareholders.

	A.	In response to the Staff’s comment, we have revised the disclosure to reflect the nature of the tax opinion.

Pro Forma Financial Information, page 40

Pro Forma Statement of Operations For the Six-Month Period Ended December 31, 2007 (Unaudited), page 42

45.	Q.

Please include a footnote explaining your basis for determining the number of weighted average shares used in the earnings per share calculation. Additionally, please revise the basic and diluted income per share calculation to indicate that the calculation represents a pro-forma per share calculation.

	A.	In response to the Staff’s comment, we have revised the disclosure on pages 45 and 46 accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Business Overview, page 44

46.	Q.	Please disclose in this section when you began your strategic alliance with Abbott Laboratories.

	A.	In response to the Staff’s comment, we have revised the disclosure on pages 47 and F-46 accordingly.

Business Developments, page 45

47.	Q.

We note your disclosure on page 46 that you have an interest in the outcome of the litigation between Abbott Laboratories and Innogenetics N.V. Please expand your disclosure in this bullet point to state that you have agreed to share a cost of this litigation, including the $7 million awarded to Innogenetics N.V. in damages, with Abbott Laboratories, as you disclose on page 16. Please further disclose the total cost of the litigation between Abbott Laboratories and Innogenetics N.V., and disclose the share of this cost that you will pay.

A.

In response to the Staff’s comment, we have revised the disclosure on page 49 accordingly to disclose that the Company has agreed to share the cost of the referenced litigation equally with Abbott and to disclose the Company’s half of the costs and expenses recorded through December 31, 2007.

48.	Q.	Please use the full business name of “Ipsen” on page 46, as it is the first time in your filing that you refer to this particular company.

A.

In response to the Staff’s comment, we have revised the disclosure on pages 49 and 86 to specify that in November 2007, the Company entered into a pharmacogenomics research collaboration with Societe de Conseils, de Recherche et d’Applications Scientifiques SAS, or SCRAS, a wholly owned subsidiary of Ipsen SA.

49.	Q.

We note your disclosure on page 47 that you and your collaborators published a paper in the Public Library of Science (Medicine) in September 2007. Please expand your disclosure to identify these collaborators.

A.

In response to the Staff’s comment, we have revised the disclosure on page 50 to identify the collaborators with whom the Company published the paper included in the Public Library of Science (Medicine) in September 2007.

Critical Accounting Estimates, page 47

Revenue Recognition and Accounts Receivable, page 47

50.	Q.	Please disclose the following:

a.

When applicable for each period presented, quantify and disclose the amount of changes in estimates of prior period contractual adjustments that you recorded during the current period. For example for 2007, this amount would represent the amount of the difference between estimates of contractual adjustments for services provided in 2006 and the amount of the new estimate or settlement amount that was recorded during 2007.

A.

In response to the Staff’s comment, we respectfully submit that changes in estimates of prior period contractual adjustments that were recorded during the current period were not material for the fiscal years 2005 through 2007. The largest adjustment for any of the three years did not exceed $116,000. The Company believes that the current disclosure contained in its Critical Accounting Estimates stating that historically these revisions have not been material to the Company’s combined financial statements is appropriate given these small adjustments.

b.

Quantify and disclose the reasonably possible effects that a change in estimate of unsettled amounts from 3rd party payors as of the latest balance sheet date could have on financial position and operations.

A.

In response to the Staff’s comment, we have revised the disclosure on page 51 regarding the reasonably possible effects of a change in estimate of unsettled amounts from third party payors. We supplementally inform the Staff that the Company does not believe that the amounts disclosed could have a material impact on the Company’s financial position or results of operations.

51.	Q.

Please revise your disclosure of the equalization payments from Abbott to clarify how your presentation of this agreement on a net basis complies with EITF 99-19. Additionally, please disclose how you intend to present your share of the revenues and expenses, should the margins become negative.

	A.	In response to the Staff’s comment, we have revised the disclosure on page 51 with respect to the presentation of equalization payments that we receive from Abbott.

We respectfully submit that the Company considers its presentation to be consistent with the guidance set forth in EITF 99-19 “Reporting Revenue Gross as a Principal verses net as an Agent” and AICPA Statement of Position 81-1 “Accounting for Performance of Construction-Type and Certain Production-Type Contracts.”

The Company records as revenue all of its product sales to Abbott with related costs presented as cost of sales. Research and development costs and administrative costs which the Company incurs in connection with its alliance agreement with Abbott are presented gross in the Company’s combined statement of operations. Additionally, the payments the Company receives from Abbott to evenly split alliance revenues and expenses are recorded as revenues in its Combined Statements of Operations.

Although the Company does not anticipate that a sharing of quarterly alliance revenues and expenses would result in a payment from the Company to Abbott, if a payment were required, the Company would consider the guidance set forth in EITF 01-9 “Accounting for Consideration Given by a Vendor to a Customer” in the determination of the presentation in its Combined Statements of Operations.

Acquisitions, page 52

52.	Q.

Please expand your disclosure in this section to describe the material terms of your acquisition of Applied Biosystems Group’s 50 percent interest in the Celera Diagnostics joint venture, which we note from page 45 was effective on January 1, 2006.

	A.	In response to the Staff’s comment, we have revised the disclosure on page 55 accordingly.

Other Events Impacting Comparability, page 55

53.	Q.

We note your disclosure that in Fiscal 2006, you recorded a $0.7 million pre-tax charge related to a litigation matter. Please expand your disclosure to provide more information of this litigation matter, including whether or not the litigation matter is still pending. If it is pending and involves a claim for damages in an amount that exceeds ten percent of your current assets, please describe this litigation matter in the “Legal Proceedings” section in accordance with Item 103 of Regulation S-K.

A.

In response to the Staff’s comment, we have revised the disclosure on pages 59 and F-23 accordingly. In addition, we supplementally inform the Staff that the claim has been settled in the amount disclosed on pages 59 and F-23 and therefore disclosure in the “Legal Proceedings” section of the Registration Statement is not warranted.

Results of Operations — Six Months Ended December 31, 2007 Compared with Six Months Ended December 31, 2006, page 56

54.	Q.

Please disaggregate your revenue analysis to discuss the different revenue components, as presented in your income statement presentation, and describe the substantive reasons underlying the changes identified per component.

	A.	In response to the Staff’s comment, we have revised the disclosure on pages 60 and 61 accordingly.

55.	Q.	Please disclose on page 57 the name of the party to whom you sold your small molecule drug discovery program.

	A.	In response to the Staff’s comment, we have revised the disclosure on page 61 to disclose that the Company sold its small molecule drug discovery program to Schering AG.

Supplemental Information, page 57

56.	Q.

We note you are including a discussion of “end-user sales,” which are not included in your consolidated operations. Such a measure does not appear to provide more useful information to an investor as increased or decreased unconsolidated sales may affect your operations in a manner that is distinct than the actual revenues from the Abbott profit sharing arrangement increases. Please remove this measure, or tell us how you determined that the inclusion of “end-user sales” that are not included in your consolidated operations is an appropriate measure to present in this discussion.

A.

In response to the Staff’s comment, we respectfully submit that the Company believes that the discussion of “end-user sales” of products sold through its alliance with Abbott provides useful information to investors. A significant portion of the Company’s product revenues is derived from the Company’s alliance with Abbott. The discussion of “end-user sales” of products sold through the alliance provides investors with a meaningful measure of market acceptance of these products and thus also a meaningful measure of the performance of the alliance. The Company’s periodic reporting of this measure permits comparisons of product and alliance performance on a period-to-period basis. The Company notes that the revenues reported in its income statement do not provide this or comparable information, because the Company’s reported product revenues fluctuate period to period based on factors other than product sales due to the profit sharing arrangement with Abbott. Accordingly, “end user sales” is the Company’s only publicly reported measure of alliance product sales.

Results of Operations — Fiscal 2007 Compared with Fiscal 2006, page 58

57.	Q.

Please use the full business name of “Beckman Coulter” on page 58, as it is the first time in your filing that you refer to this particular company. In addition, please note to the investor where he or she may find a full description of the agreement your company has with Beckman Coulter.

A.

In response to the Staff’s comment, we have revised the disclosure on page 62 to reference the full business name of Beckman Coulter, Inc. and to add a cross reference to “Our Company—Licensing Programs, Collaborations and Other Intellectual Property Licenses—Applera Intellectual Property Licenses,” the section of the Registration Statement that contains a description of the material terms of the Company’s agreement with Beckman Coulter, Inc.

Outlook, page 64

58.	Q.

Your discussion of profitability on a non-GAAP basis as an operating performance indicator appears to smooth earnings by eliminating recurring items. We do not believe that a non-GAAP measure that has the effect of smoothing earnings is appropriate. Please remove the profitability on non-GAAP basis discussion from the filing.

A.

In response to the Staff’s comment, we respectfully submit that the Company’s use of non-GAAP financial measures as a performance measure in the “Outlook” Section allows for greater transparency in the review of the Company’s financial and operational performance and permits investors and other third parties to evaluate the Company’s financial and operational performance on the same terms as the Company’s management.

We respectfully direct the Staff to the answer to Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (FAQ) which states that “there is no per se prohibition against removing a recurring item” in a calculation of a non-GAAP financial measure so long as a company demonstrates the usefulness of any such measure. As disclosed on page 69 of the Registration Statement, the Company believes the presentation of non-GAAP financial measures provides useful information to management and investors regarding various financial and business trends relating to the Company’s financial condition and results of operations. The Company also believes that when GAAP financial measures are viewed in conjunction with non-GAAP financial measures, investors are provided with a more meaningful understanding of the Company’s ongoing operating performance. In addition, these non-GAAP financial measures are among the primary indicators the Company uses as a basis for evaluating performance, allocating resources, setting incentive compensation targets, and planning and forecasting future periods.

Since management uses certain non-GAAP financial measures for the reasons described above, the Company believes that this information is essential in order for its investors and other readers of its financial statements to obtain a complete view of the Company’s performance, on the same terms as management. By presenting the Company’s performance on a non-GAAP basis, including non-GAAP earnings/loss per share, the Company’s investors and other third parties are able to evaluate the Company’s financial performance as the Company’s management does. Such supplemental data, while not a substitute for GAAP financial measures, allows for greater transparency in the review of the Company’s financial and operational performance and, therefore, is useful to investors. Accordingly, the Company believes that its inclusion in the “Outlook” section of non-GAAP financial measures is permitted under current Commission guidance.

Our Company

Business Overview, page 66

59.	Q.

We note your disclosure that you acquired the Applied Biosystems Group’s 50 percent interest in the Celera Diagnostics joint venture on January 1, 2006. Please disclose the amount of consideration paid for this acquisition.

	A.	In response to the Staff’s comment, we have revised the disclosure on page 71 accordingly.

Technical Background, page 67

60.	Q.

We note your disclosure on page 72 that non-governmental third-party payors have requested that you become an in-network, participating provider of clinical laboratory testing services. Please disclose whether you plan to become an in-network, participating provider, and, if so, when you expect to implement this change.

A.

In response to the Staff’s comment, we supplementally inform the Staff that while non-governmental third-party payors have requested that the Company become an in-network, participating provider of clinical laboratory testing services, the Company is neither actively seeking to become, nor does it know if or when it may become, an in-network, participating provider with respect to any particular non-governmental third-party payor. Instead, the Company believes that market factors, many of which are beyond its control, will influence the Company’s decision of whether or not to become an in network, participating provider for any such payor. In evaluating requests from such payors from time to time, the Company will consider a number of factors, including its operating results, reimbursement rates offered to in-network compared to those offered to out-of-network providers, patient access levels to in-network compared to patient access levels for out-of-network providers and general market conditions. Accordingly, the Company believes that the requested disclosure is inapplicable at this time because it is unclear if or when the Company will become an in-network, participating provider for any such non-governmental third-party payors.

Our Clinical Laboratory Testing Service Business, page 68

61.	Q.

Please expand your disclosure under the subsection “Competition with Our Laboratory Testing Services Business” on page 72 to provide an estimate of the number of competitors in the clinical laboratory testing services market, as well as your competitive position, in accordance with Item 101 (c)(1)(x) of Regulation S-K. If you know or have reason to know that one or a small number of competitors are dominant in this particular industry, please disclose their identities as well.

A.

In response to the Staff’s comment, as disclosed on page 77, there are three other companies — Atherotech, Inc., LipoScience, Inc., Agilent Technologies, Inc. — that currently offer lipoprotein subclass analyses that are competitive with those offered by BHL. As disclosed on page 77, the Company believes it is a leading provider of lipoprotein subclass analyses. Because the above mentioned competitors in this field are privately held companies, information regarding their respective revenues is not publicly available to support a more precise statement as to the Company’s market position in relation to these competitors. In addition, we inform the Staff that thousands of companies offer clinical testing services using a traditional lipid panel test, however, the Company does not believe that disclosure of this information would enhance an investor’s understanding of the Company’s competitive position.

Our IVD Products Business, page 72

62.	Q.

Please expand your disclosure under the subsection “Competition with Our IVD Products Business” on page 77 to disclose your competitive position among the competing clinical laboratories listed, in accordance with
Item 101 (c)(1)(x) of Regulation S-K.

A.

In response to the Staff’s comment, we supplementally inform the Staff that LabCorp and Quest are not competitors of the Company, but instead are substantial customers of some of the Company’s products that, through their purchasing power, can materially impact the Company’s market share and the market for its products generally. We have revised the disclosure on page 82 to clarify that LabCorp and Quest are customers of the in vitro diagnostics, or IVD, products business rather than competitors of the IVD product business. We have also revised the disclosure on page 82 to identify the Company’s principal competitors in its diagnostic products business generally and the Company’s competitive position relative to these competitors.

Licensing Programs, Collaborations and Other Intellectual Property Licenses, page 77

63.	Q.

Please expand your disclosure in this section to state the duration of the LabCorp non-exclusive license, the Specialty Labs non-exclusive license, and the Cepheid non-exclusive patent license, in accordance with
Item 101 (c)(1)(iv) of Regulation S-K.

	A.	In response to the Staff’s comment, we have revised the disclosure on pages 83 and 84 accordingly.

64.	Q.	We note your disclosure that LabCorp and Specialty Labs paid you license fees during your 2007 fiscal year. Please expand your disclosure to state the amount of the license fees paid.

	A.	In response to the Staff’s comment, we have revised the disclosure on page 83 accordingly.

65.	Q.	We note that the following companies are required to pay you royalties based on future sales:

		a.	LabCorp
		b.	Specialty Labs
		c.	Cepheid
		d.	Beckman Coulter, Inc.
		e.	Siemens
		f.	Merck & Co., Inc.

Please expand your disclosure in each relevant paragraph to discuss the minimum dollar amounts of any royalties to be paid.

A.

In response to the Staff’s comment, we respectfully submit that the Company believes that the public disclosure of the minimum royalty payments, if any, payable pursuant to the above-referenced agreements would harm the Company and its stockholders by providing the Company’s competitors and its existing and future collaborators with highly sensitive information about the Company and its strategic partners. Competitors could use this information to negotiate arrangements with the Company’s strategic partners upon terms more favorable than those agreed to with the Company. Without comparable access to similar financial information regarding its competitors, the Company would be at a substantial competitive disadvantage relative to its competitors. In addition, disclosure of these terms could undermine the Company’s ability to negotiate more favorable terms in future agreements, some of which are currently being negotiated, as future strategic partners would be better equipped to insist upon terms at least as favorable as those that would be publicly disclosed. Disclosure of these terms could also adversely affect the Company’s existing relationships with strategic partners who may seek to renegotiate their current arrangements with the Company in order to obtain terms that are more favorable than existing terms, to the extent more favorable terms with other parties had been publicly disclosed. Accordingly, the Company believes that the potential harm to the Company resulting from this disclosure would outweigh the potential benefits associated therewith.

66.	Q.	Please provide the full business name of “Cepheid” on page 78.

	A.	In response to the Staff’s comment, we supplementally inform the Staff that the full business name of the referenced corporation is Cepheid.

67.	Q.

We note your disclosure on page 78 that “[t]he term of each [Applera Intellectual Property Licenses] described above is generally for the life of the last to expire patent.” Please disclose the duration of the patents related to the license agreements, in accordance with 101 (c)(1)(iv) of Regulation S-K.

A.

In response to the Staff’s comment, we have revised the disclosure on page 84 and we supplementally inform the Staff that the referenced license agreements implicate a large number of patents and patent applications, many of which are of a indeterminable duration. Many of these are pending patents applications, or patents for which only provisional applications have been filed and, in many of these cases, the Company cannot predict if or when a patent will issue. In addition, certain other patents covered by the license agreements are not specifically referenced in the particular license agreement relating thereto and may only become applicable once a final product has been developed in connection with the license. Therefore, because of the volume of patents in question, together with the inability, in many cases, on the Company’s part to calculate the actual duration of related patents, the Company does not believe that the requested disclosure is practicable.

68.	Q.

We note your disclosure on pages 78-79 that you are entitled to royalty payments based on sales of any drugs commercialized from three small molecule drug programs sold during your 2006 fiscal year, and sales from any drugs commercialized from two pre-clinical drug development programs also sold. Please expand your disclosure to state the minimum dollar amount of any royalties to be paid under these three agreements.

	A.	In response to the Staff’s comment, we respectfully submit that the Company believes that public disclosure of the minimum royalty payments, if any, payable pursuant to the above-referenced agreements would harm the Company and its stockholders, as described in our response to comment 65 above.

69.	Q.

We note your disclosure on pages 78-79 that you are entitled to receive future milestone payments from agreements with Pharmacyclics, Inc.; Merck & Co., Inc.; Abbott Laboratories; and Seattle Genetics, Inc.

		a.	Please expand your disclosure to include the aggregate milestone payments either payable or receivable under each agreement, and the amounts of payments already paid or received.

A.

In response to the Staff’s comment, we have revised the disclosure on pages 84 and 85 to include the amounts of any milestones or royalty payments already paid or received under the referenced agreements, or alternatively, to state that no such milestones or royalty payments have been received by the Company, as the case may be. In addition, we supplementally inform the Staff that the Company’s agreement with Seattle Genetics, Inc. is currently inactive such that neither party is subject to any continuing obligations thereunder. Therefore, we have deleted all references to this agreement throughout the Registration Statement since the Company believes that it is no longer material.

With respect to future milestone payments payable under these agreements, we respectfully submit that the Company believes that disclosure of such payments under its agreements with Pharmacyclics, Inc., Merck & Co., Inc., and Abbott Laboratories would place the Company at a competitive disadvantage in relation to its competitors. The milestone amounts have been separately and extensively negotiated with each of the parties to the respective agreements and represent unique commercial terms. The Company’s business strategy includes entering into similar arrangements with other companies in the future and, as such, the Company believes that disclosure of this information could result in a competitive disadvantage in subsequent negotiations of similar alliances.

In addition, the Company does not believe that disclosure of the milestone amounts is necessary for the protection of investors. Pursuant to these agreements, the Company has sold or provided to each of these parties its proprietary small molecule or proteomics discoveries. Subsequent to the delivery of these small molecules or proteomics discoveries by the Company to each strategic partner, the Company generally does not control the amount and timing of resources to be devoted by its collaborators to activities under the collaboration agreements. These research and development programs may never result in any therapeutic product candidates or lead to any commercialized therapeutic products, and may not generate any revenue for the Company. Substantially all of the milestones payments under each of these agreements are paid only if the strategic partner successfully advances one or more compounds through clinical trials and regulatory approvals, events for which there is generally a high degree of uncertainty and a low probability of success. Because the Company has no control over whether or when these milestone payments may get paid, and because of the significant uncertainty relating to the strategic partner’s ability to achieve the clinical and regulatory objectives required for such payments to be made, the Company does not believe that disclosure of milestone amounts under these arrangements is material to investors and, in fact, believes that such disclosure could have the unintended effect of overstating the near term value of these arrangements.

Because Pharmacyclics, Inc. has previously disclosed in a publicly disseminated press release approved by the Company, the milestone payments the Company may receive under the parties 2006 collaboration agreement, the Company has revised the disclosure contained on page 83 to provide this information.

b.

Please further discuss the term and termination provisions of each agreement, and also identify for each agreement the obligations of each party to the agreement that have to be satisfied or performed for the agreements not to be breached.

A.

In response to the Staff’s comment, we have revised the disclosure on pages 85 and 86 to disclose the term of such agreements and the termination provisions and the obligations of each party under these agreements that have to be satisfied or performed for the agreement not to be breached.

70.	Q.

Please expand your disclosure to identify a source for the statement, “Osteoporosis is a major risk factor for bone fractures and associated disability that affects over 10 million Americans, especially post-menopausal women” on page 79.

A.

In response to the Staff’s comment, we have revised the disclosure on page 85 to provide attribution to the National Osteoporosis Foundation, the source of the information. We supplementally inform the Staff that the Company obtained this information from the Foundation’s website at http://www.nof.org/osteoporosis/diseasefacts.htm. For the Staff’s convenience, a copy of the relevant information contained on the Foundation’s website is included herewith.

71.	Q.	For all of your noted clinical laboratory collaborations, please disclose how you are accounting for the license fees.

	A.	In response to the Staff’s comment, we have revised the disclosure on page 83 accordingly.

Raw Materials, page 84

72.	Q.	Please identify the sources of your raw materials in accordance with Item 101 (c)(1)(iii) of Regulation S-K.

A.

In response to the Staff’s comment, we have revised the disclosure on page 91 to include a reference to diaDexus, Inc. (the sole supplier of the Company’s PLAC test kits), the Applied Biosystems Group and the description of the supply agreement to be entered into between the Company and Applera following the split-off. We supplementally inform the Staff that there are no other suppliers of raw materials that individually are material to the Company’s business and no other suppliers that are the sole source of raw materials.

Properties, page 87

73.	Q.

We note your disclosure that you have vacated a facility in Pasadena, California and have vacated another facility in South San Francisco, California. Please clarify that you have not found a lessor or a purchaser for either property.

A.

In response to the Staff’s comments, we have revised the disclosure on page 93 to clarify that the Company has subleased substantially all of the Pasadena, California facility and has not found a purchaser for the South San Francisco, California facility.

Legal Proceedings, page 87

74.	Q.

We note your disclosure that you may be required under the separation agreement to indemnify Applera for damages, costs, and other liabilities incurred by Applera. We also note your cross-reference to two sections. Please cross-reference a third section, entitled “Risk Factors—Risk Factors Relating to Our Business—Applera is subject to a class action lawsuit relating to its 2000 offering of shares of Celera Group tracking stock that may result in liabilities for which we have agreed to indemnify Applera” as it is also relevant.

	A.	In response to the Staff’s comments, we have revised the disclosure on page 94 to add the requested cross reference.

Management

Directors and Executive Officers, page 88

75.	Q.	If Mr. Ayers or Ms. Ordoñez hold any other directorships in public companies, please disclose this information and the name of the companies in accordance with Item 401 (e)(2) of Regulation S-K.

	A.	In response to the Staff’s comments, we supplementally inform the Staff that neither Mr. Ayers nor Ms. Ordoñez currently holds any other directorships in public companies.

76.	Q.	Please clarify in your filing Mr. Bélingard’s work experience from 2003 until the present, in accordance with Item 401 (e)(1) of Regulation S-K.

	A.	In response to the Staff’s comments, we have revised the disclosure on page 95 to provide the requested information, in accordance with Item 401 (e)(1) of Regulation S-K.

Executive Officer Compensation, page 95

77.	Q.

Please disclose why you provide historical and prospective compensation information for Ms. Ordoñez for fiscal 2007, when you decline to disclose historical compensation information for your other executive officers.

A.

In response to the Staff’s comment, we have revised the disclosure on pages 102 and 103 to provide the requested compensation information for the Company’s named executive officers with respect to the Company’s last fiscal year.

78.	Q.

Please revise your disclosure to provide information in the format of a Summary Compensation Table, as required by Item 402 (c) of Regulation S-K. Please further expand your disclosure of Ms. Ordoñez’s compensation to provide information for the last three completed fiscal years.

A.

In response to the Staff’s comment, we have included on page 103 compensation information for the named executive officers of the Company for the fiscal year ended June 30, 2007 in the format of a Summary Compensation Table, as required by Item 402 (c) of Regulation S-K. We respectfully submit, however, that only executive compensation information for the last completed fiscal year, rather than the last three completed fiscal years, is required to be included in the Registration Statement based on guidance found in transition rules contained in Article VII of Securities Act Release No. 33-8732A relating to the Commission’s amendments to executive compensation and related person disclosure as well as guidance contained in the first instruction to Item 402(c) of

Regulation S-K pertaining to registrants who were not previously reporting companies pursuant to Section 13(a) or 15(d) of the Exchange Act.

The transition rules contained in Article VII of Securities Act Release No. 33-8732A provide in relevant part that “companies will not be required to ‘restate’ compensation or related person transaction disclosure for fiscal years for which they previously were required to apply [the Commission’s] rules prior to the effective date of [the] amendments.[t]his means, for example, that only the most recent fiscal year will be required to be reflected in the revised Summary Compensation Table when the new rules and amendments applicable to the Summary Compensation Table become effective, and therefore the information for years prior to the most recent fiscal year will not have to be presented at all.” Because the new executive compensation disclosure rules did not become effective until November 2006, and the Company has a fiscal year ending June 30th, the transition rules pertaining to the new executive compensation disclosure rules require that the Company provide executive compensation information for the fiscal year ended June 30, 2007 in accordance with the new rules, but do not require that compensation information be presented for any previous fiscal year.

In addition, the first instruction to Item 402(c) of Regulation S-K provides that “[i]nformation with respect to fiscal years prior to the last completed fiscal year will not be required if the registrant was not a reporting company pursuant to section 13(a) or 15(d) of the Exchange Act (15 U.S.C. 78o(d)) at any time during that year, except that the registrant will be required to provide information for any such year if that information previously was required to be provided in response to a Commission filing requirement.” Because the Company was not previously a reporting company pursuant to section 13(a) or 15(d) of the Exchange Act, it is not required, pursuant to Item 402(c) of Regulation S-K, to furnish compensation information with respect to fiscal years prior to its fiscal year ended June 30, 2007.

Index to Financial Statements, page F-1

Combined Statements of Operations, page F-3

79.	Q.	Please tell us why you do not have any cost of royalty, licenses and milestones revenues. In addition please clarify why you do not have any cost of service revenues for the year ended June 30, 2005.

A.

In response to the Staff’s comment, we supplementally inform the Staff that royalty revenue is primarily generated through agreements with third parties and represents a percentage of the third parties’ sales of products that use the Company’s existing intellectual property. Since the royalty revenue is based on a percentage of the third parties’ sales, the Company is not generating any associated cost relative to these royalties.

We further inform the Staff that revenue related to licenses is generated from agreements with third parties for the use of the Company’s existing intellectual property. Since this is existing intellectual property, the Company is not generating any associated cost related to these license agreements. The agreements related to the sale of certain development programs and research collaboration agreements may include developmental and/or research milestones. The Company receives milestone payments that are classified as revenue when the developmental and/or research milestone of the agreement has been achieved. The Company does not generate cost of sales associated with the milestone payments related to the sale agreements since it no longer owns the programs. Costs associated with research collaboration agreements are classified in research and development expense.

With respect to the Staff’s comment related to costs for service revenues for the fiscal year ended June 30, 2005, we supplementally inform the Staff that a portion of the payments received related to research work the Company performed under research collaborations in which the costs associated with these collaborations were classified as research and development expenses. Additionally, the Company recorded service revenue in fiscal 2005 related to research and development activities for governmental agencies related to September 11, 2001 human identification work. Although this work had been completed in years prior to fiscal 2005, the payment for services from the government agencies was uncertain until cash payments had been received in fiscal 2005.

Note 1 — Accounting Policies and Practices, page F-6

80.	Q.	Please change the title of the notes as follows, Notes to Combined Financial Statements.

	A.	In response to the Staff’s comment, we have revised the title of the notes accordingly.

Principles of Combination, page F-7

81.	Q.	Please provide the disclosure required under paragraph 37 of SFAS 131.

	A.	In response to the Staff’s comment, we have revised the disclosure on page F-7 accordingly.

Intangible Assets, page F-14

82.	Q.

With respect to your customer relationships, please tell us why your amortization method is appropriate in accordance with paragraph 12 of SFAS 142. In so doing, describe the pattern cash flows are expected to be derived from the acquired intangibles. Also, demonstrate for us how you determined that a twelve year amortization period was reasonable. Cite the factors considered in paragraph 11 of SFAS 142.

A.

In response to the Staff’s comment, we respectfully submit that the Company believes that its amortization method for customer-related intangibles is consistent with the requirements of paragraph 12 of SFAS 142. Paragraph 12 requires that the method of amortization shall reflect the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up. The Company also believes that it followed the guidelines in paragraph 11 of SFAS 142 when determining the estimated useful life of the customer-related intangibles.

With regard to these intangibles acquired as part of the acquisition of BHL, the Company considers internists, preventive cardiologists and primary care physicians as the primary customers. The parties refer patients to BHL because BHL’s disease management program saves them significant time in monitoring the patient’s progress and recovery. Approximately 90 percent of the revenue is generated from physicians that order tests from BHL on a regular basis and the remaining 10 percent of the revenue is generated from physicians that have a higher attrition rate and are occasional referral physicians for BHL. Thus in determining the value of the customer related intangibles, the Company used a two-tiered approach. The tier 1 customers, representing approximately 90 percent of the revenue, had a significantly slower attrition rate than the tier 2 customers representing only 10 percent of the revenue. The initial attrition rate used for the tier 1 customers was based on the historical rate of 6 percent for the largest existing customers and was subsequently increased to 10 percent starting in year 10 as competition is expected to increase the attrition characteristics for the tier 1 customer base. The attrition rate of 35 percent for tier 2 customers, applied through the valuation period, was significantly higher than the tier 1 customers and was also based on historical attrition rates.

In addition, the customer-related intangibles were valued using the Income Approach or more specifically, the Multi-period Excess Earnings Method. The useful life of this intangible asset was determined to be 13 years based upon projected cash flows. The Company is amortizing the customer-related intangibles over the 13 years on a proportionate basis as the economic benefits of these intangible assets are consumed.

Allocation of Corporate Expenses, page F-17

83.	Q.	Please disclose the amount of allocated corporate costs for each period presented.

	A.	In response to the Staff’s comment, we have revised the disclosure on page F-18 accordingly.

Income Taxes, page F-17

84.	Q.	Please tell us why you are recording tax assets in the combined statements based upon Applera’s consolidated return as opposed to the separate taxpayer notion under paragraph 40 of SFAS 109.

A.

In response to the Staff’s comment, we supplementally inform the Staff that we believe the approach used is systematic, rational, and consistent with the broad principles established by SFAS 109 and permitted by SFAS 109 paragraph 40. The approach used is also consistent with Applera’s tax sharing policy which provides for payments to be made between members of the group based on the consolidated group’s ability to generate and use consolidated federal tax attributes. As such, it was determined that the approach used best reflected the value of the Company’s tax attributes. The tax allocation method used in these combined financial statements is consistent with the method used to prepare the Celera Group’s combined financial statements included in Applera’s Form 10-K for the periods ended June 30, 1999 through June 30, 2001. As indicated in the combined financial statements, under either the method used or the separate return notion, due to the tax laws surrounding the split-off, the tax attributes allocated to these combined financial statements will differ from those that will be available to the Company post split-off.

Note 13 — Allocated Net Worth, page F-39

85.	Q.	Please revise your disclosure to include a discussion as to the methodology used to determine how certain allocations were made in this footnote.

	A.	In response to the Staff’s comment, we have revised the disclosure on pages F-39 and F-40 accordingly.

Note 14 — Celera Diagnostics and Abbott Alliance Restructuring, page F-41

86.	Q.	Please tell us and disclose your accounting for the Celera Diagnostics restructuring.

A.

In response to the Staff’s comment, we supplementally inform the Staff that the transaction referred to as the Celera Diagnostics restructuring in Note 14 was the transfer of the Applied Biosystems Group’s 50 percent interest in Celera Diagnostics to the Company for the consideration disclosed in Note 14 to the Company’s combined financial statements. Part of the consideration included $30 million in cash paid to the Applied Biosystems Group.

We further inform the Staff that the Applied Biosystems Group’s transfer of its interest in Celera Diagnostics to the Company did not include any restructuring type activities within the scope of SFAS 146. Upon completion of the transfer of interest during the Company’s third quarter of fiscal 2006, the Company restated its combined financial statements to reflect the Company’s 100 percent ownership of Celera Diagnostics for all periods presented.

The Company has revised the disclosure on page F-41 to clarify the accounting for the Celera Diagnostics restructuring.

Berkeley HeartLab, Inc. Index, page F-43

Statement of Operations, page F-46

87.	Q.	Please disclose the accretion of preferred stock net income applicable to common stock on the face of your statements of operations. Please see Staff Accounting Bulletin Topic 6:B.

	A.	In response to the Staff’s comment, we have revised the disclosure on page F-47 accordingly.

10.  Lines of Credit, page F-55

88.	Q.	Please tell us how the current portion of lines of credit decreased by $3.1 million from December 31, 2006 to September 30, 2007 when only $1.8 million was repaid.

	A.	In response to the Staff’s comment, the Company has revised its financial statements and related disclosures to present the proper classification for the lines of credit as of September 30, 2007.

We supplementally inform the Staff, as disclosed in Note 7 on page F-56, the entire balance of lines of credit outstanding at September 30, 2007 was repaid during October and November 2007 after the acquisition of BHL by Applera Corporation’s Celera Group.

Part II

Item 13.  Other Expenses of Issuance and Distribution

89.	Q.	Please expand your disclosure to itemize expenses related to Federal taxes, State taxes and fees, and transfer agents’ fees, in accordance with Item 511 of Regulation S-K.

A.

In response to the Staff’s comment, we have revised the disclosure on page II-1 to provide a line item for expenses related to transfer agents’ fees in accordance with Item 511 of Regulation S-K, indicating that the amount of such fees, and the expenses associated with all other line items, will be disclosed when the estimated amount of these expenses become available to the Company, in a pre-effective amendment to the Registration Statement. Additionally, we supplementally inform the Staff that the Company does not expect to incur any expenses related to Federal or State taxes in connection with the split-off. Accordingly, the Company has not included any such expenses in the table contained on page II-1 of the Registration Statement.

Item 16. Exhibits and Financial Statement schedules, page II-2

90.	Q.	Please provide Schedule II-Valuation and Qualifying Accounts related to your allowance for doubtful accounts.

	A.	In response to the Staff’s comment, we have added the requested schedule on page F-68.

Exhibit Index, II-4

91.	Q.

Please file any agreements relating to the acquisitions of Berkeley HeartLab, Inc., Applied Biosystems Group’s 50 percent interest in the Celera Diagnostics joint venture, and Atria Genetics Inc. as exhibits, in accordance with Item 601 (b)(2) of Regulation S-K.

	A.	In response to the Staff’s comment, the Company has either filed or incorporated by reference the above-referenced exhibits in accordance with Item 601 (b)(2) of Regulation S-K.

92.	Q.

Please file a tax opinion as an exhibit in accordance with Item 601 (b)(8) of Regulation S-K. This tax opinion should address the material tax effects of the split-off to the holder of Celera Group tracking stock, the holder of Celera Corporation common stock, and to the company. The opinion should also support the disclosure under “Certain U.S. Federal Income Tax Consequences of the Split-Off” on page 35.

A.

In response to the Staff’s comment, we confirm that Skadden, Arps, Slate, Meagher & Flom LLP will render a tax opinion to the Company that will be filed with the Commission prior to requesting effectiveness of the Registration Statement addressing the material tax consequences of the split-off to the Company and holders of Celera Group tracking stock. In response to the Staff’s comment, we confirm that the tax opinion will also support the disclosure under “Certain U.S. Federal Income Tax Consequences of the Split-Off.”

93.	Q.	It appears that you have described the following agreements in your filing but not filed them as exhibits.

		•	Strategic alliance and development agreements with Abbott Laboratories
		•	Agreements with experts pursuant to which they agree not to disclose confidential information they have learned in the course of your collaborations
		•	Pharmacogenomics research collaboration with Ipsen Group
		•	License agreements with Siemens Medical Solutions Diagnostics
		•	Research collaboration and license agreements with Merck & Co.
		•	Agreement related to sale of a small molecule drug discovery and development program to Schering AG
		•	License agreements with Laboratory Corporation of America Holdings
		•	License agreements with Specialty Laboratories (now Quest Diagnostics Incorporated)
		•	Development agreement with Seattle Genetics, Inc.

Please file these agreements as exhibits or provide us with an analysis supporting your determination that the agreements are not required to be filed pursuant to Item 601 (b)(10) of Regulation S-K.

A.

In response to the Staff’s comment, the Company has filed herewith, incorporated herein by reference or intends to file by further amendment, the following agreements that are described in the Registration Statement and that the Company believes are material to its business: the strategic alliance and development agreements with Abbott Laboratories; the research collaboration and license agreement with Merck & Co., Inc. regarding cathepsin K; and the license agreement with Siemens Medical Solutions Diagnostics. However, we respectfully submit that the other referenced agreements are not required to be filed as exhibits to the Registration Statement because such agreements do not relate to the Company’s core business strategy, relate to operations that the Company is no longer actively pursuing, and/or are otherwise not material to the Company’s business.

94.	Q.

We note that some of your exhibits are not yet filed. Please note that once you have filed the remaining agreements as exhibits, we will need time to review the documents, and we may have comments on them.

A.

In response to the Staff’s comment, the Company has filed a number of exhibits with Amendment No. 1 and acknowledges that once it has filed the remaining agreements as exhibits that the Staff will need time to review the documents, and may have comments relating thereto.

As discussed with the Staff, the Company is seeking to consummate the split-off on June 30, 2008, which would require the mailing of the redemption notice on or before May 9, 2008.  Accordingly, we would appreciate the Staff’s efforts in working with us toward that goal of having the Registration Statement declared effective by May 9th.  Should you have any questions or want to discuss these matters further, please call the undersigned at (302) 651-3180.  Facsimile transmissions may be made to the undersigned at (302) 651-3001.

Very truly yours,

/s/ Allison L. Land
Allison L. Land

cc:                                 Kathy Ordoñez

William B. Sawch

Robert B. Pincus